UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SHAREHOLDERS' MEETING MANUAL 2020

Shareholders' Meetings
March 30 | 4 p.m.
Núcleo Cidade de Deus
Salão Nobre, 5º andar of Prédio Vermelho.

bradesco

Summary

Call Notice 3

Quorum 6

Quorum for Resolutions 7

Exercise of Voting Rights 7

Multiple voting process 8

Holders of American Depositary Receipts (ADRs) 9

Participation in the Shareholders' Meetings 9

Attendance 9

Attorneys-in-fact 10

Participation by Distance Vote 10

Participation through the electronic voting platform 15

Power of Attorney Template 16

 Message of the Chairman of the Board of Directors

Dear shareholders,

Message of the Chairman of the Board of Directors

O

nce again, I have the honor of inviting you to attend our Annual and Special Shareholders’ Meetings which, in this year of 2020, will be held, simultaneously, at 4 p.m. on March 10, at the Salão Nobre, 5[o] andar of Prédio Vermelho, located in Núcleo Cidade de Deus, Vila Yara, Osasco, SP.

Finally, we inform the shareholders who opt to take part at the Headquarters of Bradesco, on March 10 that your access will be permitted from 2 p.m., which will allow us better fluidity in the activities involved in identifying and registering the participants, as well as evaluating the documentation handed to us of those who are being represented by powers of attorney.

I wish you all a good event, and on my behalf and on behalf of Bradesco, I put our team of Corporate Governance at your disposal for any clarifications that you deem necessary, which should be directed to the e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 7, 2020

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

During the event, you will have the opportunity to discuss and vote on the matters set out in the Call Notice, which will be disclosed in the official newspapers from tomorrow, February 8, and that integrate this Manual, which compiles all the information and guidelines required by the applicable law.

Reaffirming the commitment of Bradesco with transparency and democratization of information, all documents relating to matters that compose the Agenda are being disclosed to the market, on this date, 32 days prior to the Meetings, precisely so that you have plenty of time to examine them thoroughly, and, thus, make a decision in relation to your votes.

It is important to remind you that, under the current legislation, if you are not able to attend the Meetings, the exercise of the right to vote may be manifested to Bradesco through: 1) granting powers of attorney; 2) the Distance Voting Ballot; or, even, 3) the electronic voting platform. In a click on the links above, you will have all the supplementary information on the options to participate in this very important event.

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 Call Notice

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - Company Registration No. 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite this Company’s shareholders to meet at the Special and Annual Shareholders’ Meetings, to be held on March 10, 2020, at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, at the Salão Nobre, 5o andar of Prédio Vermelho, for discuss and resolve on the following agendas:

I.  Special Shareholders’ Meeting - 4 p.m.

Examine the Board of Directors´ proposals in order to:

1)       increase the capital stock by R$4,000,000,000.00, increasing it from R$75,100,000,000.00 to R$79,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No.6.404/76, by issuing 806,382,972 book-entry, registered shares, with no par value, being 403,191,507 common shares and 403,191,465 preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent change of the “caput” of Article 6 of the Bylaws; and

2)       change the “caput” of Article 8 of the Bylaws, with the purpose of increase from 10 (ten) to 11 (eleven) the maximum number of Board of Directors´ positions.

II.Annual Shareholders’ Meeting – 4:20 p. m.

1)  acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2019;

2)  resolve on Board of Directors’ proposal for the allocation of the net income of the fiscal year 2019;

3)  establish the numbers of members of the Board of Directors;

4)  elect, considering the provisions of Articles 141 and 147 of Law No. 6,404/76, and of the Instruction CVM No. 367/02, the members of the Board of Directors, being necessary, according to the Instructions CVM No. 165/91 and No. 282/98, at least, 5% (five percent) of the voting capital, in order for shareholders to request the adoption of the multiple voting process;

5)  elect, observing the provisions of Articles 161 and 162 of Law No. 6,404/76, the Fiscal Council´s members;

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 Call Notice

6)  resolve, for the 2020 fiscal year, on the overall management compensation, as well as on the amount to support the Pension Plan and the amount regarding the contributions to the INSS that are borne by the Company; and

7)  resolve, for the 2020 fiscal year, on the compensation of the effective members of the Fiscal Council, as well as on the amount corresponding to the contributions to the INSS that are borne by the Company.

___________________________________________________________________

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404/76, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, the shareholder must observe that:

•         in addition to the identification document, they must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•         in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may  be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder, manager of the Company, lawyer or financial institution, it being incumbent upon the investment fund manager to represent their condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•         before being forwarded to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and their translation must be registered at the Titles and Documents Registry (a certified translation is not required);

•         in order to speed up the process and facilitate the proceedings in the Shareholders’ Meetings, we request that, at the discretion of shareholders, the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably at least two (2) business days before the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretariat – Corporate Area – Núcleo Cidade de Deus – Prédio Vermelho, 4o andar - Vila Yara - Osasco, SP – Brasil - CEP 06029-900. A copy of the documentation may still be forwarded, in advance, to the email governancacorp@bradesco.com.br;

•         in the case of opting to vote remotely, you must state your intention to vote, sending the said Distance Voting Ballot: 1) to the bookkeeper of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in the case of holders of shares deposited in the central depository; or 3) directly to the Company. For more information, see the rules set out in CVM Instruction No. 481/09 and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the said Manual for Participation in the Special and Annual Shareholders’ Meetings (Manual);

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 Call Notice

•         for investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically, up to 72 hours before the time of the Meetings, i.e. up to March 7, 2020, at 4 p.m. (for further information, check the Manual);

•         for more fluidity of the activities, the access of shareholders to the Salão Nobre, 5o andar of Prédio Vermelho, where the Meetings will be held, will be authorized after 2 p.m., where any further enquiries related to the matters on the agenda to be deliberated can be discussed.

_____________________________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the Bradesco websites (banco.bradesco/ri), of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Osasco, SP, February 7, 2020

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

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 Information on Shareholders´Meetings

As mentioned above, we summon Shareholders’ Meetings, cumulatively held on March 10, at 4 p.m., whose Call Notice, contained in this Manual, lists, separate and expressly, on the agendas all matters to be discussed in the Meetings, and no other matter pending approval by the shareholders shall be included.

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2019, are listed below:

I.  Management Report on the business and main administrative acts of the fiscal year ended;

II.Financial Statements;

III.  Independent Auditors’ Report;

IV.Fiscal Council’s Opinion; and

V.  Summary of the Audit Committee's Report.

•     they were available, on February 5, 2020, to investors in Brazil (B3 S.A. - Brasil, Bolsa, Balcão – www.b3.com.br; and CVM – Brazilian Securities and Exchange Commission – www.cvm.gov.br) and to investors abroad (NYSE and LATIBEX) and, henceforth, they can be viewed on the websites mentioned above, as well as on Bradesco’s website (banco.bradesco/ri); and

•     they were published, on February 7, 2020, in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

The proposals to be resolved in the Shareholders’ Meetings, as well as the other documents referring to them, are part of this Manual and are at the disposal of shareholders at the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and may also be viewed on Bradesco, B3 and CVM websites, as given above.

Click on the following links for more detailed information on:

Special Shareholders´ Meeting of March 10, 2020 – 4 p.m.

Annual Shareholders´ Meeting of March 10, 2020 – 4:20 p.m.

Quorum

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least one quarter (1/4) of the voting capital stock and, on second call, it shall be installed with any number of shareholders.

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 Information on Shareholders´Meetings

The Special Shareholders’ Meeting, deciding on the amendment to the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated, on first call, with the attendance of shareholders representing at least two thirds (2/3) of the voting capital stock and, on second call, it may be instated with any number of shareholders.

Quorum for Resolutions

According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Pursuant to Brazilian legislation and Bradesco’s Bylaws:

•         the common shareholders:

✓	shall be entitled to vote on all matters listed in the Agenda, except:
✓

for the separate election of members to the Board of Directors(*), if there are candidates, and/or to the Fiscal Council that may be appointed exclusively by the preferred shareholders that are not part of the controlling group;

(*) The provisions above do not apply if, at the time of the Meeting, the preferred shareholders and common shareholders that are not part of the controlling group, aggregate their shares to jointly elect a member to the Board of Directors, pursuant to Article 141, Paragraph Five, Law No. 6,404/76.

•         the preferred shareholders:

✓

shall have the right to vote only on the matters listed in items 4 and/or 5 of the Agenda, exclusively with regard to the eventual separate elections of candidates for the Board of Directors and the Fiscal Council;

✓	despite not being given power to vote on other matters, they may participate in the examination and discussion of each one of them.

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 Information on Shareholders´Meetings

•       the preferred shareholders and the common shareholders (not part of the controlling group)

✓	shall be entitled to elect their candidates, in a separate voting process, as follows:

Board of Directors (item 4 of Agenda)

Pursuant to the provisions of Article 141, Paragraphs Four to Six, of Law No. 6,404/76, the right to elect and dismiss a member of the Board of Directors, in a separate voting process, will be granted to, excluding the controlling shareholder, the majority of holders:

I.  of common shares that represent at least fifteen percent (15%) of the total of common shares;

II.       of preferred shares that represent at least ten percent (10%) of the capital stock; and

III.     verifying that neither the common shareholders nor the preferred shareholders comprise the quantity required in the items above, they will be entitled to combine their shares to elect jointly a member for the Board of Directors, taking into consideration the quorum of ten percent (10%) of the capital stock.

Only shareholders that prove their uninterrupted ownership of shares required during the period of at least three (3) months immediately preceding the Shareholders’ Meeting will be entitled to elect or dismiss members of the Board of Directors by means of a separate voting process.

Fiscal Council (item 5 of the Agenda)

In the constitution of the Fiscal Council, please observe that:

a)  the preferred shareholders will be entitled to elect, in a separate voting process, one (1) member and their respective alternate; non-controlling common shareholders will have the same right, as long as there is in the market at least ten percent (10%) or more of common shares issued by the Company;

b)  except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with subparagraph “a”, plus one.

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 Information on Shareholders´Meetings

Multiple voting process

Pursuant to CVM Instructions No. 165/91, and No. 282/98, to request the adoption of the multiple voting process in the election of the members of the Board of Directors, the requesting shareholders shall represent at least five percent (5%) of the Company’s voting capital.

As set out in Paragraph One of Article 141 of Law No. 6,404/76, this right shall be exercised by shareholders within forty-eight (48) hours before the Shareholders’ Meeting, the Presiding Board chairing the Meeting being responsible for informing the shareholders in advance, in view of the “Attendance Book”, of the number of votes necessary to elect each member of the Board of Directors.

The multiple voting process shall occur by assigning to each share as many votes as there are members of the Board of Directors to be elected through the said system. The shareholder may accumulate votes for one candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with their names registered before the Board of the Meeting.

Holders of American Depositary Receipts (ADRs)

The right to vote on the matters listed in the Agenda will be given to holders of American Depositary Receipts (ADRs), according to the types of shares (common or preferred) their ADRs represent.

The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco's shares.

Participation in the Shareholders’ Meetings

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at its headquarters and by casting their votes, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

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 Information on Shareholders´Meetings

Pursuant to the provisions in Article 126 of Law No. 6,404/76, shareholders must attend the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution. Management recommends that such certificate of ownership be issued at least two (2) business days before the date of mentioned Shareholders’ Meetings.

Legal entities shareholders, such as Companies and Investment Funds, must be represented in accordance with their Bylaws/Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in the item below.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss all the matters submitted for resolution, in addition to the ones contained in items 3 and 4 of the Annual Shareholders’ Meeting.

Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year prior, provided that he/she is a shareholder, manager of Bradesco, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as set out in their bylaws/articles of incorporation. It is not mandatory that their attorneys be shareholders, managers of Bradesco, lawyers or a financial institution.

With the aim of assisting the shareholders, we have included, at the end of this Manual, a Power of Attorney Template.

Optionally, the shareholders may grant power of attorney with different texts to the one we have suggested, since they contain, expressly, the powers granted and the precise identification of both the grantor and the grantee.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings, as well as the ownership of shares.

In order to speed up the process and facilitate the proceedings in the Meetings, we request that the certificate of ownership of the shares, the power of attorney and eventual voting declaration, at the shareholder’s discretion, are sent to the Company’s headquarters, preferably, with at least two (2) business days before the Shareholders’ Meetings, at Banco Bradesco S.A. – Secretaria Geral – Área Societária – Núcleo Cidade de Deus – Prédio Vermelho, 4º andar – Vila Yara – Osasco, SP, Brazil – CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

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 Information on Shareholders´Meetings

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required).

Participation by Distance Vote

As accounted for in Articles 21-A et seq. and pursuant to CVM Instruction No. 481/09, the Company's shareholders may also exercise their right to vote in shareholders' meetings through the distance voting process, to be formalized in a document named as "Distance Voting Ballot" (Ballot), whose template is available on the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or on the CVM – Brazilian Securities and Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc).

Bradesco informs that:

✓  The common shareholders with positions held up to the date of the Meetings will be entitled to vote on all matters of the Ballot, except in the separate vote for the election of the members of the Board of Directors, if applicable, and/or of the Fiscal Council appointed EXCLUSIVELY by the minority shareholders who are holders of preferred shares;

✓  The minority shareholders who are holders of preferred shares with positions held up to the date of the Meetings are entitled to vote EXCLUSIVELY in the item of the Ballot related to the separate vote process to elect members of the Board of Directors, if applicable, and/or of the Fiscal Council appointed by the minority shareholders, holders of preferred shares.

The shareholder who decides to exercise their right to vote remotely must do so by one of the options described below:

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 Information on Shareholders´Meetings

I - By delivering the Ballot, completed and signed, to one of Bradesco's Branches

This option is intended exclusively for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer a greater convenience to shareholders with a position in our Record Book of Shares, the entire Bradesco's Network of Branches in Brazil is available, **during the local bank's business hours**, to take the necessary actions for the shareholder to exercise their distance voting right.

- ✓ Access the Corporate Governance area of Bradesco's Investor Relations website (banco.bradesco/ri) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), **print the Ballot, fill it out, initial each page and sign it**.

- ✓ With the Ballot **completed, initialed and signed**, as well as the documents listed in the table below, if applicable, the shareholder must go to any Bradesco Branches, **up until March 3, 2020, during the local bank's business hours**, in order for the information in their Ballot, in their presence, to be transferred to Bradesco systems, receiving a proof of the completion of the voting process.

Before being forwarded to Bradesco Branches, corporate and representation documents of the legal entity and the investment funds drawn up in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required).

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 Information on Shareholders´Meetings

Important: Ballots received by the Bradesco’s Branches after the end of the bank’s business hours, on March 3, 2020, will be disregarded.
Documentos a serem apresentados na agência Bradesco, juntamente com o Boletim	Pessoa Física	Pessoa Jurídica	Fundo de Inv.
CPF e Documento de identidade com foto do acionista ou de seu representante legal[1]	X	X	X
Contrato Social ou Estatuto Social consolidado e atualizado[2]	-	X	X
Documento hábil que comprove a outorga de poderes, inclusive de representação, se for o caso[2]	-	X	X
Regulamento consolidado e atualizado do fundo	-	-	X

(1)  Documento de identidade aceitos: RG, RNE, CNH, Passaporte e carteira de registro profissional oficialmente reconhecida;

(2)   Para fundos de investimentos, documentos do gestor e/ou administrador, observada a política de voto.

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of section II below must be observed.

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the distance voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody.

II - By vote instructions conveyed by the shareholders to its respective custody agents

The holder of shares deposited at B3 that chooses to exercise their distance voting right must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) holding their shares in custody, subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete Ballot is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

If shareholders decide to request the adoption of the multiple vote, they must:

1° fill in items 4 and 5 of the Ballot;

2° in case they opt for "No" in item 6 of the Ballot, they must distribute their votes among the candidates of the Board of Directors so that the aggregation reaches exactly 100% of the shares used.

Bradesco informs that, if their respective Custody Agent does not provide the distance voting service, the shareholder will have the option to send their Ballot and applicable documents directly to the Company itself, according to item III below.

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 Information on Shareholders´Meetings

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 Information on Shareholders´Meetings

General Information

Bradesco highlights that:

✓  as established by Article 21-S of CVM Instruction No. 481/09, the Central Depositary of B3, upon receiving voting instructions by the shareholders through their respective custodian agents, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer's ID;

✓  when the period for distance voting ends, i.e. on March 3, 2020 (including this date), the shareholder may not change the voting instructions already sent, unless they are present at the Shareholder’s Meeting or represented by proxy, through an explicit request to disregard the voting instructions sent through the Ballot, before the respective matter(s) is(are) cast to vote.

Participation through the electronic voting platform

For investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically free-of-charge.

Thus, the shareholder that so desires, must access the link www.proxyvoting.com.br, request access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

Bradesco emphasizes that the procedure should be completed at least 72 hours before the time of the Meetings, i.e. up until March 7, 2020, at 4 p.m.

Additional information can be obtained on the phones and email address contained on the website of the electronic platform mentioned in this document.

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 Information on Shareholders´Meetings

Power of Attorney Template

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ....................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................, with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2020, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, at the Salão Nobre, 5o andar of Prédio Vermelho, exercising the voting right entitled to him/her as holder of common and/or preferred shares issued by BRADESCO, with powers to present proposals, examine, discuss and vote on matters that will be submitted for the approval of the Meetings in question, also, not limited to, directing votes to the candidates appointed to compose the Board of Directors and/or Fiscal Council of the Company, in compliance with the provisions of Articles 141, 161 and 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney and exercise the power attributed to him/her, observing the limits imposed by the law in force and by the agenda of the matters listed in the notice, in compliance with the guideline below:

[City, State,] ............... ... 2020

_______________________________

[Shareholder's name]

(Notarized signature)

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 Information on Shareholders´Meetings

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.